UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

AMENDMENT NO. 2

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

HOLOGIC, INC.

(Exact name of registrant as specified in its charter)

Delaware	04-2902449
(State of incorporation or organization)	(IRS Employer Identification No.)

35 Crosby Drive, Bedford, MA	01730-1401
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Share Purchase Rights	The Nasdaq Stock Market LLC

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. ☐

Securities Act registration statement file number to which this form relates: Not applicable.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

AMENDMENT NO. 2 TO FORM 8-A

This Amendment No. 2 to Form 8-A amends and supplements the Registration Statement on Form 8-A filed by Hologic, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (“SEC”) (File No. 000-18281), dated December 4, 2002, as amended by the Form 8-A/A filed by the Company on May 21, 2007 (the “Registration Statement”).

ITEM 1. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED.

Item 1. Description of Registrant’s Securities to be Registered.

On March 26, 2008, the Board of Directors of Hologic, Inc. (the “Company”) authorized the amendment and restatement of its shareholders rights plan set forth in a Rights Agreement, dated as of September 17, 2002, as amended on May 21, 2007, between the Company and American Stock Transfer & Trust Company as Rights Agent (the “Rights Agent”). Pursuant to such authorization, the Company entered into an Amended and Restated Rights Agreement, dated as of April 2, 2008 (the “Amended and Restated Rights Agreement”), to, among other things, provide that the each right entitles the holder to purchase one twenty-five thousandth of a share of Series A Junior Participating Preferred Stock, amend the purchase price for the Rights to $60.00 per one twenty-five thousandth of a share of Series A Junior Participating Preferred, and approved an amendment and restatement of the Company’s Certificate of Designations to reflect the foregoing. The effective date of the Amended and Restated Rights Agreement is April 3, 2008. The Amended and Restated Rights Agreement reflects adjustments as a result of the 2-for-1 stock splits of the Company’s Common Stock effected by way of a stock dividend on November 30, 2005 and April 2, 2008, and no further adjustments are necessary as a result of such stock splits.

The Amended and Restated Rights Agreement, which includes as Exhibit B the Form of Right Certificate and as Exhibit C the form of Summary of Rights to Purchase Common Stock, is attached as an exhibit hereto and is incorporated herein by reference. A copy of the Amended and Restated Rights Agreement is available upon request free of charge from the Company. The summary description of the Amended and Restated Rights Agreement set forth herein does not purport to be complete and is qualified in its entirety by reference to all the provisions of the Amended and Restated Rights Agreement, including the exhibits thereto and the definitions contained therein.

Under the Amended and Restated Rights Agreement, and except as set forth below, each Right entitles the registered holder to purchase from the Company one twenty-five-thousandth of a share of Series A Junior Participating Preferred Stock, $.01 par value, of the Company (the “Preferred Shares”) at a price of $60.00 per one-twenty-five-thousandth of a Preferred Share (the “Purchase Price”), subject to adjustment.

Pursuant to the Amended and Restated Rights Agreement, until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (with certain exceptions, an “Acquiring Person”) has acquired beneficial ownership of

15% or more of the outstanding Common Shares, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any Person becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of the Summary of Rights attached thereto.

Until the Distribution Date, the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date or upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Shares as of the Close of Business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

In the event that the Company issues or has issued uncertificated Common Shares, until the Distribution Date, the Rights associated with such Common Shares shall be evidenced by such uncertificated Common Shares alone, and the transfer of such uncertificated Common Shares shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

The Rights are not exercisable until the Distribution Date. The Rights will expire on January 1, 2013 (the “Final Expiration Date”), unless the Final Expiration Date is advanced or extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

The number of outstanding Rights and the number of one twenty-five-thousandth of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a quarterly dividend payment of 25,000 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to an aggregate payment of 25,000 times the aggregate payment made per Common Share. Each Preferred Share will have 25,000 votes, voting together with the Common Shares. In the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 25,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

Because of the nature of the Preferred Shares’ dividend, liquidation and voting rights, the value of the one twenty-five-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

In the event that any person becomes an Acquiring Person, each holder of a Right, other than Rights beneficially owned by the Acquiring Person and its Affiliates and Associates (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the exercise price of the Right. In the event that, at any time after a Person becomes an Acquiring Person, the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the person with whom the Company has engaged in the foregoing transaction (or its parent) which at the time of such transaction will have a market value of two times the exercise price of the Right.

If the Company does not have sufficient Common Shares to satisfy such obligation to issue Common Shares, or if the Board of Directors so elects, the Company shall deliver upon payment of the exercise price of a Right an amount of cash or securities or other assets equivalent in value to the Common Shares issuable upon exercise of a Right; provided that, if the Company fails to meet such obligation within 30 days following the first occurrence of an event triggering the right to purchase Common Shares, the Company must deliver, upon exercise of a Right but without requiring payment of the exercise price then in effect, Common Shares (to the extent available) and then, if necessary Preferred Shares (to the extent available) and then, if necessary, cash equal in value to the difference between the value of the Common Shares otherwise issuable upon the exercise of a Right and the exercise price then in effect. The Board of Directors may extend the 30-day period described above for up to an additional 60 days to permit the taking of action that may be necessary to authorize sufficient additional Common Shares to permit the issuance of Common Shares upon the exercise in full of the Rights.

At any time after any Person becomes an Acquiring Person and prior to the acquisition by any person or group of a majority of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, for Common Shares or Preferred Shares at an exchange ratio of one Common Share, or a fractional Preferred Share (or other preferred stock) equivalent in value thereto, per Right (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions which are integral multiples of one-twenty thousandth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the current market price of the Preferred Shares or the Common Shares.

At any time prior to the time any Person becomes an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $0.0025 per Right (the “Redemption Price”) payable, at the option of the Company, in cash, shares of Common Stock or such other form of consideration as the Board of Directors of the Company shall determine. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

For so long as the Rights are then redeemable, the Company may, except with respect to the Redemption Price, amend the Amended and Restated Rights Agreement in any manner. After the Rights are no longer redeemable, the Company may, except with respect to the Redemption Price, amend the Amended and Restated Rights Agreement in any manner that does not adversely affect the interests of holders of the Rights.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

The Amended and Restated Rights Agreement is attached hereto as an exhibit and is incorporated herein by reference. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Amended and Restated Rights Agreement.

ITEM 2. EXHIBITS.

3.1	Certificate of Incorporation of Hologic	A-3.01

3.2	Amendment to Certificate of Incorporation of Hologic	B-3.03

3.3	Certificate of Amendment to Certificate of Incorporation of Hologic	C-3.03

3.4	Certificate of Amendment to Certificate of Incorporation of Hologic	D-3.1

3.5	Certificate of Amendment to Certificate of Incorporation of Hologic	E-3.1

3.6	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock dated April 3, 3008	Filed herewith

3.7	Second Amended and Restated By-laws of Hologic	F-3.2

3.8	Amendment to the Second Amended and Restated By-laws of Hologic	E- 3.2

4.1	Amended and Restated Rights Agreement, between the Company and American Stock Transfer & Trust Company, as rights agent dated as of April 2, 2008 (including Form of Right Certificate attached as Exhibit B)	Filed herewith

A	We previously filed this exhibit on January 24, 1990 with the referenced exhibit number as an exhibit to our Registration Statement on Form S-1 (Registration No. 33-33128) and the previously filed exhibit is incorporated herein by reference.

B	We previously filed this exhibit on May 14, 1996, with the referenced exhibit number as an exhibit to our Quarterly Report on Form 10-Q (SEC File No. 000-18281) for the quarter ended March 30, 1996, and the previously filed exhibit is incorporated herein by reference.

C	We previously filed this exhibit on December 6, 2005 with the referenced exhibit number as an exhibit to our Annual Report on Form 10-K (SEC File No. 000-18281) for the fiscal year ended September 24, 2005, and the previously filed exhibit is incorporated herein by reference.

D	We previously filed this exhibit on October 22, 2007 with the referenced exhibit number to our Current Report on Form 8-K (SEC File No. 000-18281) dated as of October 22, 2007, and the previously filed exhibit is incorporated herein by reference.

E	We previously filed this exhibit on March 11, 2008 with the referenced exhibit number to our Current Report on Form 8-K (SEC File No. 000-18281) dated as of March 11, 2008, and the previously filed exhibit is incorporated herein by reference.

F	We previously filed this exhibit on October 23, 2007 with the referenced exhibit number to our Current Report on Form 8-K/A (SEC File No. 000-18281) dated as of October 23, 2007 and the previously filed exhibit is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 3, 2008

HOLOGIC, INC.

By:  /s/  Glenn P. Muir

        Name: Glenn P. Muir

        Title: Executive Vice President, Finance and

        Administration, Chief Financial Officer

EXHIBIT LIST

3.1	Certificate of Incorporation of Hologic	A-3.01

3.2	Amendment to Certificate of Incorporation of Hologic	B-3.03

3.3	Certificate of Amendment to Certificate of Incorporation of Hologic	C-3.03

3.4	Certificate of Amendment to Certificate of Incorporation of Hologic	D-3.1

3.5	Certificate of Amendment to Certificate of Incorporation of Hologic	E-3.1

3.6	Amended and Restated Certificate of Designations of Series A Junior Participating Preferred Stock dated April 3, 3008	Filed herewith

3.7	Second Amended and Restated By-laws of Hologic	F-3.2

3.8	Amendment to the Second Amended and Restated By-laws of Hologic	E-3.2

4.1	Amended and Restated Rights Agreement, between the Company and American Stock Transfer & Trust Company, as rights agent dated as of April 2, 2008 (including Form of Right Certificate attached as Exhibit B)	Filed herewith

A	We previously filed this exhibit on January 24, 1990 with the referenced exhibit number as an exhibit to our Registration Statement on Form S-1 (Registration No. 33-33128) and the previously filed exhibit is incorporated herein by reference.

B	We previously filed this exhibit on May 14, 1996, with the referenced exhibit number as an exhibit to our Quarterly Report on Form 10-Q (SEC File No. 000-18281) for the quarter ended March 30, 1996, and the previously filed exhibit is incorporated herein by reference.

C	We previously filed this exhibit on December 6, 2005 with the referenced exhibit number as an exhibit to our Annual Report on Form 10-K (SEC File No. 000-18281) for the fiscal year ended September 24, 2005, and the previously filed exhibit is incorporated herein by reference.

D	We previously filed this exhibit on October 22, 2007 with the referenced exhibit number to our Current Report on Form 8-K (SEC File No. 000-18281) dated as of October 22, 2007, and the previously filed exhibit is incorporated herein by reference.

E	We previously filed this exhibit on March 11, 2008 with the referenced exhibit number to our Current Report on Form 8-K (SEC File No. 000-18281) dated as of March 11, 2008, and the previously filed exhibit is incorporated herein by reference.

F	We previously filed this exhibit on October 23, 2007 with the referenced exhibit number to our Current Report on Form 8-K/A (SEC File No. 000-18281) dated as of October 23, 2007 and the previously filed exhibit is incorporated herein by reference.